Amended


SEC MAIL PROCESSING
RECEIVED
MAY 13 2010
WASH. D.C. 200 SECTION



10030190

SEC... ISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 47899

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Joslin, Jeffrey Alex dba STOCK TRADERS

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16152 BEACH BLVD, SUITE 271
(No. and Street)

HUNTINGTON BEACH (City) CA (State) 92647 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFF JOSLIN (714) 375-1788
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LENNING & CO., INC.
(Name – *if individual, state last, first, middle name*)

18377 BEACH BLVD, STE 211 (Address) HUNTINGTON BEACH (City) CA (State) 92648 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

5/24

OATH OR AFFIRMATION

I, JEFF JOSLIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STOCK TRADERS, as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

— NONE —

Signature

PRINCIPAL
Title

G. M. Filakousky
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California

County of Orange

On May 7, 2010 before me, (~~here insert name and title of the officer~~) G. M. Filakousky, Notary Public, personally appeared Jeffrey Joslin, who proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity~~(ies)~~, and that by his/~~her/their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature (Seal)


G. M. FILAKOUSKY
Commission # 1686188
Notary Public - California
Orange County
My Comm. Expires Aug 10, 2010

STOCK TRADERS
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2009

COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 17a-5(d)(3)

Total owner's equity per income statement	$ 175,838
Less: nonallowable assets	
Petty cash	424
Security deposits	890
Total nonallowable assets	1,314
Tentative net capital	174,524
Less haircuts on allowable assets	37,192
Net capital	$ 137,332

COMPUTATION OF NET CAPITAL REQUIREMENT

Minimum net capital required	$ 50,000
Net capital per above	137,332
Excess net capital	$ 87,332

RECONCILIATION OF NET CAPITAL WITH COMPANY'S COMPUTATION

Net capital as reported in Company's Focus report	$ 137,332
Audit adjustments-	-
Net capital per above	$ 137,332

Pursuant to SEC Rule 17a-5(d)(4), there were no material differences between the amount appearing on the Company's FOCUS report and the net capital calculated for the audited financial statements as of December 31, 2009.